March 28, 2025

Kong Wai Yap
Chief Financial Officer
STARRY SEA ACQUISITION CORP
PO Box 309
Ugland House
Grand Cayman
KY1-1104
Cayman Islands

       Re: STARRY SEA ACQUISITION CORP
           Draft Registration Statement on Form S-1
           Submitted March 5, 2025
           CIK No. 0002059165
Dear Kong Wai Yap:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed March 5, 2025
Cover Page

1. We note your disclosure regarding compensation in paragraphs 8 through 10 of your cover page. Please expand your disclosure to include cross-references to all compensation disclosure in your prospectus, for example that in response to the requirements of 1602(b)(6) of Regulation S-K. Refer to Item 1602(a)(3) of Regulation
       S-K.
 March 28, 2025
Page 2
2. Please clearly identify those officers and directors that are located in China. Please also disclose the location of the sponsor. Finally, please disclose the principal executive offices of the company.
3. Provide prominent disclosure about the legal and operational risks associated with a majority of your directors and officers based in or having significant ties to China.
       Your disclosure should make clear whether these risks could result in a material change in your search for a target company and/or the value of the securities you are registering for sale. Your disclosure should address how recent statements and
       regulatory actions by China   s government, such as those related to
data security or
       anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
4. We note the disclosure on the cover page and elsewhere that in connection with a business combination or extension of the time period to complete a business combination, public shareholders may redeem their shares "at a per-share price . . .
       equal to the aggregate amount then on deposit in the trust account described below, including interest (net of taxes payable and up to $100,000 of interest released to us to pay dissolution expenses), divided by the number of then outstanding ordinary shares that were sold in this offering." Please advise why you would allocate funds from the trust for dissolution expenses in the event of a business combination or extension and how such provision is consistent with Nasdaq Rule IM-5101-2(d), which says "public
       Shareholders voting against a business combination must have the right to convert their shares of common stock into a pro rata share of the aggregate amount then in the deposit account (net of taxes payable and amounts distributed to management for working capital purposes)." Please also reconcile such references to dissolution expenses from the interest with the disclosure on page 29 that you will pay the costs of liquidating the trust account from your remaining assets outside of the trust account.
5. Please revise your tabular format of your net tangible book value per share at specified redemption levels to be consistent with and reflect the difference between the offering price of $8.75 and pro forma net tangible book value as calculated in your
       Dilution section on pages 96 through 98. See Item 1602(c) of Regulation S-K.
Prospectus Summary, page 1

6. Please revise your disclosure regarding extensions to state if there exists a limit to the number of extensions to your deadline to complete the initial business combination and the consequences to your sponsor if you do not complete an initial business combination within the deadline. Refer to Item 1602(b)(4) of Regulation S-K.
Shareholder approval of, or tender offer in connection with, initial business combination, page 26

7. We note your disclosure here and throughout your registration statement regarding the letter agreement between your initial shareholders, officers, and directors to vote all of their shares, including shares purchased in or after this offering in favor of any proposed business combination. Please provide your analysis on how such purchases
 March 28, 2025
Page 3

       will comply with Rule 14e-5. For guidance, refer to Tender Offer Rules and
       Schedules Compliance and Disclosure Interpretation 166.01.
Risk Factors Summary
Risks associated with acquiring and operating a target business with its primary operations in
China, page 34

8. Please revise this subheading here and in your risk factors on page 71 to clarify that the legal and operational risks of acquiring and operating a target business in China are currently applicable to you as a result of the location in or substantial ties of your officers and directors to China.
If we were deemed to be an investment company under the Investment Company Act
.. . .,
page 51

9. Where you disclose the risk that you may be considered to be operating as an unregistered investment company, please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those
       changes impact the risk that you may be considered to be operating as an unregistered investment company.
Risks Associated with Acquiring and Operating a Target Business with its
Primary
Operations in China
The PRC government has indicated its intent to intervene in or influence a PRC company's business operations at any time . . ., page 73

10. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, please revise your disclosure to
       explain how this oversight impacts your officers and directors and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
Dividend Policy, page 93

11. We note disclosure here that if you increase the size of your offering, you will effect a share capitalization in order to maintain the initial shareholders' ownership at 20.0%
       of your issued and outstanding ordinary shares. Please revise your prospectus to disclose the additional issuance of ordinary shares upon a change in the size of the offering discuss the extent to which such issuances may result in material dilution to shareholders. Refer to Items 1602(a)(3) and 1602(b)(6) of Regulation
S-K.
Dilution, page 94

12. Please amend your filing to provide outside of your dilution tables each material potential source of future dilution following your registered offering, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted. Refer to Item 1602(c) of Regulation S-K. Principal Shareholders, page 131

13. Please describe the general character of the SPAC sponsor's business, describe the material roles and responsibilities of the SPAC sponsor, its affiliates, and any
 March 28, 2025
Page 4

       promoters in directing and managing the special purpose acquisition company's activities, disclose, as of the most recent practicable date, and the persons who have direct and indirect material interests in the SPAC sponsor, as well as the nature and amount of their interests. Please also disclose, in a tabular format to the extent practicable, the material terms of any agreement, arrangement, or understanding regarding restrictions on whether and when the SPAC sponsor and its affiliates may sell securities of the special purpose acquisition company, including the date(s) on which the agreement, arrangement, or understanding may expire; the natural persons and entities subject to such an agreement, arrangement, or understanding; any exceptions under such an agreement, arrangement, or understanding; and any terms that would result in an earlier expiration of such an agreement, arrangement, or understanding. See Item 1602(a)(2), (a)(4), (a)(7), and (a)(9) of Regulation S-K.
Note 2 - Summary of Significant Accounting Policies, page F-9

14. Please tell us how you have complied with the reportable segment disclosure requirements pursuant to ASU 2023-07, or revise accordingly.
General

15. Please provide a brief description of all duties of each officer and director of the special purpose acquisition company to other companies to which they have fiduciary duties. Refer to Item 1603(c) of Regulation S-K.
        Please contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Jia Yan